UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                               EA Industries, Inc.
                               -------------------
                                (Name of Issuer)

                      Common Stock, no par value per share
                      ------------------------------------
                         (Title of Class of Securities)

                                    26822P204
                                 --------------
                                 (CUSIP Number)

                               Donald R. DeSantis
                                18 Kendrick Road
                          Wareham, Massachusetts 02571
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 17, 1998
                                 --------------
             Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
Note: No fee is being paid due to the elimination of the fee pursuant to the Revenue Reconciliation Act.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Donald R. DeSantis ("DeSantis").  See Item 2.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          A    [X]
                                                                   B    [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         OO See Item 3

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

                                       7.  SOLE VOTING POWER
                 NUMBER OF                  1,069,257 shares of Common Stock
                   SHARES                   See Item 6
                BENEFICIALLY
                  OWNED BY             8.  SHARED VOTING POWER
                    EACH
                 REPORTING
                   PERSON              9.  SOLE DISPOSITIVE POWER
                    WITH                   1,069,257 shares of Common Stock
                                           See Item 6

                                       10. SHARED DISPOSITIVE POWER


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,069,257

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.28%

14.      TYPE OF REPORTING PERSON
         IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

Item 1:           Security and Issuer.

                  This Schedule 13D relates to the Common Stock of EA Industries, Inc. ("Issuer"), no par value per share (the "Common Stock"). The principal executive offices of the Issuer are located at 185 Monmouth Parkway, West Long Branch, New Jersey 07764.

Item 2:           Identity and Background.

                  The filer of this Schedule 13D is Donald R. DeSantis ("DeSantis"), an individual whose business address is 18 Kendrick Road, Wareham, Massachusetts 02571. DeSantis has been appointed shareholder's agent for a group consisting of the former shareholders of Service Assembly, Inc. ("SAI"), who are identified on Schedule A attached hereto. Schedule A identifies all of the members of the group which, in the aggregate, are the record holders of the 1,069,257 shares for which this Schedule 13D is being filed. The former shareholders of SAI identified on Schedule A appointed DeSantis as shareholder's agent pursuant to the terms of an Agreement of Purchase and Sale by and among the Issuer, SAI and such shareholders (the "Purchase Agreement") and thereby confirmed beneficial ownership of the 1,069,257 shares of Common Stock to DeSantis.

                  During the past five years, DeSantis has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) of the type which would require disclosure of the type identified in Item 2(d) of the Schedule 13D.

                  During the past five years, DeSantis has not been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction of the type which would require disclosure of the type identified in Item 2(e) of the Schedule 13D.

Item 3:           Source and Amount of Funds or Other Consideration

                  The Common Stock owned by DeSantis and disclosed on this
Schedule 13D were received by DeSantis pursuant to the terms of the Purchase Agreement as the shareholder's agent for the former shareholders of SAI. The consideration paid for the issuance of the Common Stock disclosed herein was in exchange for all of the issued and outstanding shares of common stock of SAI.

Item 4:           Purpose of Transaction

                  Any securities of the Issuer acquired by DeSantis as shareholder's agent will be for investment purposes.

                  Except as set forth below, DeSantis currently has no plans or proposals which would result in any of the actions described in Item 4(a)-(j) of the Schedule 13D.

                  (a) Pursuant to the terms of the Purchase Agreement, the Issuer has agreed to register for resale the shares identified herein. DeSantis, as shareholder's agent, has the power and authority to dispose of the shares pursuant to the terms of an applicable registration statement until such time as the proceeds from such sales equal $3,742,000, the aggregate value of the shares of common stock of SAI. Upon receipt of such proceeds, the remainder of the shares identified herein shall be returned to the Issuer for cancellation. In the event all of the shares identified herein have been sold and proceeds derived from such sales are less than $3,742,000, then, in such an event, DeSantis, on behalf of the former shareholders, may elect to (i) accept the funds received in lieu of the $3,742,000 or (ii) deliver the funds received from the sale of the shares to the Issuer and rescind the sale of shares of common stock of SAI.

Item 5:          Interest in Securities of the Issuer.


                (a)

                                                     No. of Shares of                Percent of Common
                    Beneficial Owner                   Common Stock             Stock Beneficially Owned(*)
                    ----------------                   ------------             ---------------------------
                    Donald R. DeSantis                   1,069,257                         9.28%

-----------------------------------
*Based upon information that the Issuer provided to DeSantis.



                  (b) DeSantis has dispositive and voting power for all 1,069,257 shares of Common Stock. (See Item 6).

                  (c)



Identity                 Date            Amount                         Price                  Where Purchased
--------                 ----            ------                         -----                  ---------------
Donald R. DeSantis       3/17/98         1,069,257 shares of Common     See Item 3             Issuer Transaction
                                         Stock.  See Item 5(a)



                  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the Common Stock beneficially owned by DeSantis.

                  (e) Not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Except as set forth below, DeSantis has no contract, arrangement, understanding or relationship (whether or not legally enforceable) with any person with respect to any shares or other securities of any class of the Issuer.

                  1. Pursuant to the terms of the Purchase Agreement, DeSantis has been appointed shareholder's agent with respect to the shares of Common Stock identified in this Schedule 13D, and in connection therewith, has voting and dispositive power with respect to such shares which are owned of record by those individuals identified on Schedule A attached hereto.

Item 7:           Material to be Filed as Exhibits.

                  1. Agreement of Purchase and Sale dated December 13, 1997 by and among Issuer, SAI and the former shareholders of SAI (incorporated by reference to Exhibit 2.3 of the Issuer's Registration Statement on Form S-3, filed with the Commission on January 23, 1998 (Registration No. 333-44883)).

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

Date:  March 27, 1998                                By:/s/ Donald R. DeSantis
                                                        ----------------------
                                                           Donald R. DeSantis

                                   SCHEDULE A


Name and Address                                     Shares owned of record
----------------                                     ----------------------

Donald R. DeSantis                                        285,714
30 Bud Way
Tiverton, RI 02878

Colin Reddy                                               285,714
21 Greenvalley Road
Medway, MA 02053

COMTEC Information Systems                                285,714
30 Plan Way
Warwick, RI 02886

James M. Ayars                                            114,286
34 Sisson Pond Road
Portsmouth, RI 02871

David A. Goble                                             62,857
209 Bedford Street
Lakeville, MA 02347

Marilyn A. Machado                                          8,000
144 Sprague Street
Portsmouth, RI 02871

Sandra A. Medeiros                                          2,286
23 Shaker Road
N. Dartmouth, MA 02747

Diane Mercier                                               2,286
23 Shaker Road
N. Dartmouth, MA 02747

Darlene B. Metivier                                         2,971
616 S. Second Street
New Bedford, MA 02744

Debra Mitchell                                              2,286
151 Stevenson Street
New Bedford, MA 02745

Holly Shurtleff                                             2,286
11 Paul Street
New Bedford, MA 02719

Linda Snow                                                  2,286
39 Howard Avenue
Buzzards Bay, MA 02532

Candice Silvia                                              2,286
170 Mt. Pleasant Street
Fall River, MA 02720

Lorraine Lobo                                               2,286
43 Foster Street
New Bedford, MA 02740

Christine L. Medeiros                                       2,286
535 Wilbur Street
Somerset, MA 02725

Arthur DeMaggio                                             5,714
234 Main Street
Carver, MA 02330